Filed by Midatech Pharma PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Commission File No.:

Subject Company: DARA BioSciences, Inc.

Commission File No.: 000-23776

FINAL TRANSCRIPT

MIDATECH PHARMA PLC

ACQUISITION OF DARA BIOSCIENCES, INC. CONFERENCE CALL

THURSDAY, JUNE 4, 2015 AT 10:30 A.M. GMT

CORPORATE PARTICIPANTS

Dr. James Phillips

Midatech Pharma PLC - CEO

Nick Robbins-Cherry

Midatech Pharma PLC - CFO

CONFERENCE CALL PARTICIPANTS

Franc Gregori

Edison Investment Research Ltd. - Analyst

Mike Mitchell

Panmure Gordon - Analyst

Samir Devani

RX Securities - Managing Director

Martin Hall

Hardman & Co. - Analyst

Jens Lindqvist

N+1 Singer - Director

PRESENTATION

Operator:	This is Conference #: 59779124

Thank you for standing by and welcome to the Midatech Pharma acquisition. At this time, all participants are on a listen-only mode. There will be a presentation followed by a question and answer session. At which time, if you wish to ask a question, you will need to press star and one on your telephone keypad.

I must advise you that this conference is being recorded today, Thursday, 4th of June 2015.

I will now like to hand the conference over to your first speaker today, Mr. Jim Phillips. Please go ahead, sir.

Jim Phillips:	Good morning, everyone. I’m very pleased that you can all join us this morning to discuss our proposed acquisition of DARA BioSciences in the U.S.

I’m joined on the call by Nick Robbins-Cherry, our Chief Financial Officer, and Nick just has a couple of formalities he needs to run through with you.

Nick Robbins-Cherry:	Hi there. Good morning to everybody. I’m obliged to read one of the short disclaimers out so please bear with me just for a minute or two.

We would like to advise you that some of the information discussed on this conference call contain forward-looking statements within the meaning of legislation in the United Kingdom and/or United States. Such forward – looking statements include, but are not limited to, statements regarding the expected completion of the acquisition, any expected free cash flow generation, any expected NASDAQ listing, any market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with the acquisition and other statements that are not historical fact.

These forward-looking statements are subject to known and unknown risk and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Reference should be made to those documents that Midatech and DARA shall file from time to time or announcements that may be made by Midatech and/or DARA. In the case of Midatech, in accordance with the London Stock Exchange AIM Rules for Companies and the Disclosure and Transparency Rules, and in the case of DARA, the U.S. Securities and Exchange Commission. This is in addition to the proxy statement/prospectus to be files by Midatech and DARA with the U.S. SEC which shall contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.

These forward-looking statements speak only as of the date of this call and we undertake no obligation to publicly update any forward-looking statements unless required by law. Thank you for bearing with me.

Jim Phillips:	Thanks, Nick. So I hope everyone has managed to get a copy of the presentation, and after the two disclaimer slides, two and three, I’d like to first start on Slide 4 which is called the recap.

Nick Robbins-Cherry:	And anybody who hasn’t been able to get the presentation, it is live on our website at the moment. So you would be able to get it from there.

Jim Phillips:	So the first Slide 4 is a recap on what Midatech is just to remind everyone. So, our core is on two platform technologies, gold nanoparticles and our microspheres for drug delivery, targeted drug deliveries.

We have a very strong cash position and we have building and reliable revenue from our partnerships with top-tier pharma partners and other biotechnology companies. We have our organic and acquisitive growth strategy with the key focus in oncology and that’s where today’s call really comes to life because DARA is a company focused in the oncology space and fits our acquisition criteria very well.

We have our own internal strong pipeline which we’re beginning to see signs of the commercial product coming forward over the next three years. We have our own sector-leading manufacturing facility in Spain and a great management team. So as a business we think we’re well positioned to take advantage of the opportunity that’s arisen to acquire DARA in the U.S.

Slide 5 just recaps, again, the three parts of our strategy that we outlined at IPO. The first was work on other people’s products and projects through our partnerships, and we have signed up two more this year so far, which have both been disclosed to the stock exchange. We are still working on others and that part of our business is maturing well.

We have our own products in orphan oncology; I’ll talk a little bit about how this is going in a couple of minutes, working with Dana-Farber in Boston, part of Harvard. And the third part of our strategy was always to look at the late stage strategically synergistic and complementary assets to drive forward and fast-forward our revenue growth, and that’s where the proposed acquisition of DARA comes in to play.

Slide 6 just recaps, again, the existing projects and partnerships that we have. The main point just to fill this slide is that all of these programs are going well at this point in time. We are looking at signing up new collaborations but we’re not looking to do any more internally funded programs at this point.

Slide 7 talks to the internal pipeline, so these are the projects that we fund and are taking through towards market. So, the insulin program, which is in the joint venture, Phase II is due to kick off any day now. The study is being run in Australia and we’re literally just waiting for shipment of study supplies now to start dosing patients.

Our Q-Octreo program, which is very relevant to today’s call, this is now moving towards the point where next year we will be running bioequivalent studies which would form the basis for registering that product. And that product has two indications, one for carcinoid syndrome in cancer patients and the other for a hormone problem called acromegaly.

What the potential acquisition of DARA gives us is the ability to market that product ourselves in the U.S. and North America, which would give us a very large upside in terms of the revenues we generate from it as opposed to licensing it out.

The cancer programs in glioblastoma and liver cancer, both in pre-clinical, both again are going well. We’re planning to put those into patients next year, and again we’re on track for that.

And then the OpsiSporin product, which was not really well acknowledged at the point of IPO as being a fast-track internal program. We produced very good data earlier this year, which was announced, showing it was a very effective formulation and that is now going into a very major dose rating study, which will allow us again to take it into patients next year.

So I’m hoping that in a year’s time, we’ll have all of these projects in Phase Ib or Phase II of clinical development, which is a big step change for the company.

So Slide 8 talks about – starts to talk about DARA. So DARA, we believe, enhances what we told the market we were going to do when we came to IPO, and this is now a conditional acquisition agreement.

So the agreement has been signed between the two companies and their board, and there are just certain conditions that have to be fulfilled to complete it over the next couple of months.

DARA is an oncology, mainly supportive care company, in the U.S., and the terms of the deal are essentially that we will be issuing around 5.4 million ordinary shares in exchange for all of the shares of DARA itself. This gives them an implied valuation of around $1.20 per DARA share, which means the total deal value in this issue is around £15.8 million.

The next four bullet points just explain what we call the collar around this deal. Because there is a gap between the point of signing the acquisition agreement and the completion of it, we wanted to ensure that there was some certainty around the number of shares that will be issued given that Midatech share price could fluctuate in the meantime.

So we would be issuing 0.272 of our share for each DARA share and that ratio of shares will be fixed as long as Midatech’s own share price fluctuates within a 10 percent range either side of the range, the price it was at the date that we signed, which was 291p.

If, however, the Midatech share price deviates more than 10 percent but less than 20 percent, then there is a proportionate adjustment in the number of shares we issue, which leads to the two points on the second gray bullet point, saying that the maximum exchange ratio would be 0.306 and the minimum of 0.249.

While this allows for some flex, but a very hard number at either end of the 20 percent, that if our share price fluctuated more than 20 percent we’d still only have to give the same number of shares. So it allows some flexibility to allow the deal to progress and to not put the other side off, but limit that – the scope for the number of shares going out of kilter.

The transaction would be settled in ADRs, and for those who are unfamiliar with ADRs, these are American Depositary Receipts. It’s a form by which non-U.S. companies can trade on the NASDAQ exchange, and it’s an important part of this transaction for both parties.

So after the deal is closed, we expect that the DARA BioScience shareholders/stockholders will own around 16 percent of the Midatech Pharma combined business.

There is a second part to this deal which is a contingent value rights, and these are common in the U.S. and less common in Europe, where we agreed to pay a conditional amount in cash, which is a maximum of $5.7 million, so that’s £3.8 million.

And this is only payable if certain sales milestones with respect to DARA’s two key products, Gelclair and Oravig, are met. They are measured over two years via sales thresholds in 2016 and 2017, which would lead to payouts as part of that amount in each year should those thresholds be met. So this is effectively a self-financing CVR.

Slide 9, a little bit more about DARA itself. So, a specialty pharmaceutical company with a portfolio of five products. It’s headquartered in Raleigh, North Carolina, sales force of 20 with three regional business managers and you can see their U.S. coverage on the bottom right of the slide.

That map, all the colored points are where their representative territories and this is an entirely normal distribution of representatives in the oncology space. So you see a grey area in the middle, Midwest, where there is no coverage and again, that’s quite normal for specialty companies not to have coverage there.

The headquarters are in North Carolina in Raleigh and in 2014, which is the first real year of revenue for this company, their revenues were around $1.9 million net sales. Gelclair, the lead product, had been launched in the last quarter of the year before, 2013; it has now reached the number one space in its segment in the market.

They have another product which is very attractive to us in this acquisition called Oravig, which is in-licensed to the beginning of the year, and will be launched in Q4 and will be a significant driver of revenues going forward.

The company had a cash balance of $9.1 million at March 31st and it’s quoted on NASDAQ with two analysts covering it, HC Wainwright and Ladenburg Thalmann.

The marketed products, you can see the products bottom left. So Gelclair we’ll talk a little bit more about going forward. Soltamox is actually a liquid tamoxifen for breast cancer patients and Oravig is the new product which is for side effects of chemotherapy, called oral candidiasis.

The other two products, Ferralet and Aquoral, are co-promoted, but it’s a very nice basket of products to enable good access and strong access to oncology practices.

So Slide 10 highlights of the acquisition, we believe it’s an excellent strategic fit. It strengthens our franchises in oncology which is where we are driving to become a specialty pharmaceutical business.

It gives us an immediate access to revenue generating, fast-growth product portfolio in this cancer and cancer-supported care arena. It gives us a commercial platform in the U.S. and will enable us to launch our self-developed products, the first of which is very likely to be our Q-Octreo type program. And, of course, the U.S. is the largest and most profitable pharmaceutical market today.

This acquisition will be immediately accretive to our top line and so we’re expecting that if we – if we were only to record their Q4 sales in the combined business this year that it would at least double our revenues for 2015.

There are small cost synergies. One has to look at it that it’s a bolt-on, rather than an acquisition driven by synergistic savings. We also expect the acquisition to be generating positive cash flows from early 2018 and brings forward the group, Midatech group’s, breakeven points.

And it also diversifies our business further and accelerates our transition by bringing in marketed products for the first time towards becoming a leading specialty pharma company and that it gives us multiple growth catalysts.

Slide 11, a little bit more on the products. Gelclair, which is a form of active ingredient called hyaluronic acid, is an oral gel which is given for patients suffering from a condition called oral mucositis. It’s inflammation of the cheek membranes because of chemotherapy and radiotherapy treatments. The patient tends to take it for some time and it’s quite a high-priced product in the U.S. and sales growth is strong.

Oravig essentially is a tablet that sits in the mouth and it’s a mucoadhesive tablet so it sits there and releases the treatment for the candidiasis. It’s approved now in the U.S. and due for launch later this year. The analysts have formed their own views on the market potential for this product and I’d refer you to the published – their published reports, to take a look at that, but our numbers are not that different.

Soltamox is the only liquid form of tamoxifen, which is a standard chronic treatment for patients with metastatic breast cancer. This is for a subset of patients, so only around 5 percent of the total patient population that would take tamoxifen, but it’s very valued and again very high priced in its environment and these products are all formally accepted and reimbursed.

And then there are the two co-marketed products which fill the bag for the reps today. So there is a product called Ferralet for anemia, again, chemotherapy induced, and Aquoral, which is again for chemotherapy and radiation-induced dry mouth.

So it’s a nice portfolio and it allows us to lever in in 2018 when we plan to launch our own Q-Octreo, our own product, into that sales force and then that portfolio. And then when our later products come towards market, so our own cancer program, then we would be transitioning the sales force in the early 2020s to be, rather than supportive care primarily focused, to be primarily focused on cancer therapy and treatment.

So Slide 12, DARA, is a summary. DARA brings us access to new products in oncology with potentially fast growth and gives us this commercial footprint in the U.S.

It’s delivering in line with our strategy that we set out at the time of the IPO to ensure that we have rapid growth in our revenues and value creation. We have still our leading platform technologies which are both delivering very well at this point in time.

We’re delivering on our three-pronged strategy, we’re driving our own revenue growth, we’re developing our own portfolio and we are finding – seeking and finding, attractive acquisition targets, which DARA is one.

So to finish, I’ll just say that remember, we always set out to be an emerging specialty pharma company and this acquisition will put us very fairly on the route to being a spec pharma in oncology with our own products in the market and our high revenue generating potential products coming to market over the next five years.

Nick Robbins-Cherry:	That’s great. Thank you very much, Jim. Alex, we can start the Q&A session now. Thank you.

Operator:	Thank you. As a reminder, if you wish to ask a question, please press star and one and wait for you name to be announced. If you wish to cancel your request, please press the hash key.

So we have few questions coming first. The first question comes from the line of Franc Gregori. Please ask your question.

Franc Gregori:	Morning, Jim. Morning, Nick. This is aimed at you mainly, Nick. Cash burn, you’re talking about three years of cash burn from this company, they’re sitting on $9.9 million in cash at the moment. Do you need to put money into it or will it be self-financing?

Nick Robbins-Cherry:	It is mostly self-financing. We will take on a reasonable amount of cash at the point that the deal completes and they will be burning through cash over a period of time. But as Jim suggested on the call, around early 2018, they will become cash positive.

In the meantime, our forecast suggests that we may get to a point where we require a little bit of additional cash, but it’s also subject to timing of our R&D programs, and how quickly their revenue picks up. So that at the moment is just a marginal call but it does bring forward the point where the overall business becomes profitable against the Midatech standalone, and it becomes generative pretty quickly thereafter.

Franc Gregori:	And I supposed this is a follow-up for Jim, to save me the trouble of looking up to see what the analysts are saying in the U.S. on Gelclair and Oravig, can you give us a feel for what you believe the sales uptake will be and what potentially peak sales will be?

Jim Phillips:	OK. We ran our own market research as part of the evaluation of this opportunity and our own estimates for Gelclair are in the range peak sales of $10 million to $12 million per annum.

Franc Gregori:	All right.

Jim Phillips:	And for Oravig between $30 million and $50 million per annum.

Franc Gregori:	I might presume both have very high margin relatively speaking.

Jim Phillips:	Their high priced, high margin, you know, the cost of goods is very low on these products.

Franc Gregori:	Yes. I can believe it. That leads me to, and I’m going to push my luck on this one, can you give an indication of what your contingent value right trigger points are?

Jim Phillips:	I think that may be released as part of the NASDAQ process. It’s been deliberately not put in here but there – I can talk about how they were calculated. So we obviously did our own forecast for DARA sales performance say over the new two years, in 2016 and ‘17.

Franc Gregori:	Yes.

Jim Phillips:	Informed by our market research and market uptake. DARA has their own management forecast, which their board has approved, and there is a delta between those two.

Franc Gregori:	Which way is that delta?

Jim Phillips:	Sorry?

Franc Gregori:	Which way is the delta? Are your expectations higher or lower than their internal ones?

Jim Phillips:	We’re the acquirer so ours is always lower. We’re cautious, they want to sell themselves. This is important. So if they reach their forecast, the CVR becomes payable, and the CVR is calculated on essentially the difference between our forecast and their forecast and the gross margin that that contributes.

Franc Gregori:	OK.

Nick Robbins-Cherry:	But we valued this acquisition based on our forecasts obviously.

Franc Gregori:	Yes. Yes. Thank you, gentlemen.

Operator:	The next question comes from the line of Mike Mitchell from Panmure Gordon. Please ask your question.

Mike Mitchell:	Good morning, gentlemen.

Nick Robbins-Cherry:	Good morning.

Jim Phillips:	Good morning, Mike.

Mike Mitchell:	I have a question on the historical performance of DARA, just looking at FY14, I’m working on the basis of around $10.5 million or so of expenses or so, operational expenses and presuming a significant proportion of that on sales and marketing and a smaller amount on R&D. Could you just give us an indication on how that’s cost profile is likely to change just on the basis of the development profiles for its candidate KRN5500?

Jim Phillips:	There will be savings from the KRN products because in our evaluation we do not intend to take that product forward. We have a very full pipeline. The data on that product was not, for us, convincing and maybe convincing for others in terms of our priorities and our budgetary and investment cases.

So the intention is to license out or spin-out that product and potentially retain an option over it and that would, of course, lead to savings in going forward. On the other part, I’ll hand to Nick to answer it.

Nick Robbins-Cherry:	Broadly, we are assuming business as usual for DARA. As Jim says, there will be a small amount of savings associated with the KRN product. But in terms of sales and marketing spend and the rest of the overhead base, we’re assuming that it will continue pretty much along the same lines as you’ve seen in the 2014 numbers.

Mike Mitchell:	Great. Thanks, guys.

Operator:	Thanks for your question. The next question comes from the line of Samir Devani from RX Securities. Please ask your question.

Samir Devani:	Thanks for taking my question. This will be just on the sort of history of Gelclair and Oravig and both products have been around for some while and I believe Oravig has been approved by the FDA. So, perhaps you can just outline why it’s taking so long to launch Oravig?

And, you know, particularly on Gelclair, it’s obviously not selling at the levels that you’re suggesting at peak, what’s going to change because it’s been around for some while, so what’s going to cause that sort of step change in sales performance?

Jim Phillips:	OK. So if I can talk to Gelclair first. Gelclair was only launched by DARA in Q4 2013. So it was introduced to the market by them and promoted for the first time, properly promoted, in that quarter.

And if you track the performance since launch, it’s growth rate is fast, the scripts per month is increasing in a substantial rate and our own – we did a substantial of our own market research on the program. It’s very promotionally sensitive and the promotion it’s now getting is driving the results that we’re starting to see.

So, you know, based on the evaluations we’ve done, the performance, the sale force in the field of this product, and it contributed the majority of DARA’s revenue last year, you know, 90 percent of it. We see that revenue is at least doubling this year based on current trends and reaching that peak of around $10 million to $12 million within another two years.

Samir Devani:	Can I just follow up? Before DARA had it, it’s obviously been in the hands of a number of other parties, what if it achieved its peak historically.

Jim Phillips:	Well, I think we’re already above the peak actually. So the peak in the past was around $2 million and that was actually pretty much the level that DARA had reached last year that means last year’s launch …

Samir Devani:	I mean – sorry, I’m not talking about DARA, but my understanding is that this product was approved many years back is that – am I mistaken or is it the first time it’s been on the U.S. market?

Jim Phillips:	It’s a 510(k) product, it’s a medical device and it was – I forget which company was under the auspices of before, but that’s the – I’m going to get confused with Oravig but the …

Samir Devani:	I thought Sinclair and Helsinn had this product in sort of 2002.

Jim Phillips:	Helsinn have it. It’s their product but they never marketed it in the U.S. So it’s been marketed more in Europe.

Samir Devani:	Right.

Jim Phillips:	But with Oravig, the company that licensed Oravig from Onxeo basically went into Chapter 11 just after they took the product in. So it never got launched.

So, Oravig was a – it was licensed, you could say, to the wrong party because the company that was going to promote it went into liquidation. But certainly the profiles we get, the responses we get from all of our market evaluations suggest that it has high potential in the U.S. market.

Samir Devani:	Thanks very much.

Operator:	Thanks for your question. The next question comes from the line Martin Hall from Hardman. Please ask your question.

Martin Hall:	Jim, I was just looking at the number of sales reps they’ve got – and ultimately, currently, given Gelclair has only been in the market, under a DARA product, for a year, they’re selling about $95,000 per rep. When do you see the sales force covering itself? Do you think these 20 reps is the right number for you and/or it looks from the math that you show that there is approximately one rep per state where you’re selling the product at the moment which actually means you actually need to take on another 30 reps to cover the rest of the U.S.

Jim Phillips:	OK. So the – in terms of the sales number to cover the sales force cost, of course, if you strip – if you don’t allocate any G&A and others costs, the sales force will be covering itself, we think, at the end of this year.

On the number of sales reps, well, classically, for a specialty sales force in oncology, the maximum number you’d have in the U.S. would be around 50. The map as you see it is a classical distribution of the smaller sales force into the targeted high population areas where there are lot of oncology clinics and hospitals.

We anticipate some investment in a small expansion of the sale force. So we’ll – DARA is currently looking at putting into place a call center to do DARA e-calling to certain areas of the wide space where there are no reps and we would anticipate by the time we would start launching our own products in three years – two to three years’ time, that the sales rep numbers would be maybe up to around 24 or 25, but not much larger than that.

And we would reevaluate when our own cancer therapies, so the GBM and the liver cancer therapies, were coming to market, then we might want to increase further. But for the portfolio as it is and for the addition of Q-Octreo, we would anticipate just small increase and that’s already modeled in our business plan going forward.

Martin Hall:	OK. Thank you very much.

Operator:	Thanks for your question. And last question comes from the line of Jens Lindqvist from N+1 Singer. Please ask your question.

Jens Lindqvist:	Yes. Thank you for taking my question. Several of my questions have actually been covered by other people already. But I thought, just on Gelclair, I saw somewhere that Helsinn would point into a (inaudible) period, quite a bit lower than the $10 to $12, but on the global basis, and I’m just wondering is the additional sales potential that you identified, is that purely improved marketing, more targeted marketing or is it – what’s the additional indications because I understand that DARA had been running some studies to that aim?

My second question is on Soltamox, which is another product that has been approved by the FDA for some time, I think it was approved in 2005, but only very recently launched and I just wondered if you can give a bit more color on the lack of traction of this product so far and what you’re planning to do to vitalize sales and also finally on that product, I understand that the patent is due to expire in 2018 and with that the licensing agreement with Rosemont, if you could just comment on that piece. Thank you.

Jim Phillips:	OK. I’ll do Soltamox first because it’s the simpler one to deal with. So Soltamox is only appropriate for that 5 percent of breast cancer patients. So to efficiently market it and to market it to all in (inaudible) is not going to be helpful because if you’re a doctor and you see, you know, presented with this product, it would only be appropriate for five in a hundred of your patients so you’ll forget about the product.

So the approach here is to take a direct marketing approach through – there is effectively a website system in the U.S. now for cancer patients and cancer therapy where you can make the product available to a pre-selected, pre-targeted audience who will be there who are – those who will potentially benefit most from it. And that is the approach that is being taken to hone in on the right patient group who will benefit from taking this form of tamoxifen.

The patent expiry in 2018, the – as long the product is going OK then I think that agreement will stay in place and the reason I say that is because it’s unlikely that there would be a competitive product given the sales potential.

We do not see this as a key driver of sales and in our original modeling for this acquisition we actually wrote it off. So it’s – as far as we’re concerned, it’s really an upside for us going forward. You know, we don’t see more than a couple of million maximum peak sales for this product in dollars. So it’s a very much third detail, not first or second.

With Gelclair, as I’ve already intimated, the sales last year were almost at the $2 million mark with fast growth, and the growth is continuing to being seen in prescription levels and in prescription rates, which would suggest that this is only the second year of promotion of that product, that if the product meets its sales expectation this year, which seems to be on track to do, then we’re heading firmly towards that U.S. only $10 million-ish level of sales as peak sales. My belief is very much that it’s highly promotionally sensitive and our market research that we did had very much confirmed that, but it was highly valued also.

And a lot of the potential prescribers and users were not really aware of it. So it’s question of coverage and getting usage. One of the slight barriers in terms of the way the product was not promoted or poorly promoted in the past is the fact that it’s 510(k) product, so it’s not subject to normal prescribing habits and therefore, the, you know, the way in which the DARA sales force promote their basket has been able to (obligate) that issue in terms of doctor’s face time.

So we are bullish about this as a project – a product. We do think that it can reach that sales potential based on what we’ve seen and the sales growth rates that we’re seeing, you know, in DARA’s quarterly sales.

Jens Lindqvist:	OK. Thank you.

Operator:	Thanks for your question. The next question comes from the line of Samir Devani from RX Securities. Please ask your question.

Samir Devani:	Thanks for taking my follow-up. Just on the deal with Onxeo, what’s the royalty that you have to pay to them when the product is launched?

Jim Phillips:	I’m not sure that DARA have actually disclosed that, but it is, I can say, a single digit.

Samir Devani:	OK. That’s helpful. Thanks.

Operator:	Thank you. Once again, if you wish to ask a question, please press star and one and wait for your name to be announced.

The next question comes from the line of Jens Lindqvist from N+1 Singer. Please ask your question.

Jens Lindqvist:	Yes. Thanks. It’s a brief follow-up again on – again on Soltamox. I saw somewhere that the licensing agreement with Rosemont includes a number of milestone payments and royalties on minimum sales level. Could you give us a feel for the materiality of those milestones please? Thank you.

Jim Phillips:	Nick, can you field that one?

Nick Robbins-Cherry:	The royalty is, I suppose, consistent with the Oravig number, without actually giving you an exact figure, it’s a single digit. So in that context, I supposed not hugely material. In the context of the current revenue figures, the licenses are more material but they have all been factored in to our forecast over the next few years. Sorry to be vague.

Jens Lindqvist:	OK. Thank you.

Operator:	Thanks for your question. There are no further questions at the moment. Please go ahead.

Nick Robbins-Cherry:	Jim, would you like to wrap up?

Jim Phillips:	OK. So thank you once again everyone who’s been on the call. It’s been a very good attendance so I appreciate you all giving up your time to listen to our rationale.

We’re very excited about combining DARA into our business going forward and for the ADR listing that would go with this and, you know, accelerating our transition into a revenue earning, profitable company. So thank you very much, everyone.

Nick Robbins-Cherry:	Thank you.

Operator:	So that does conclude our conference for today. Thank you all for participating. You may now disconnect.

END

Forward Looking Statements

Certain statements in this transcript may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the expected completion of the acquisition, any expected free cash flow generation, any expected NASDAQ listing, any market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with the acquisition and other statements that are not historical fact.

Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to how DARA stockholders may vote in respect to the merger proposal, the possibility that competing offers may be made, the possibility that various closing conditions for the acquisition may not be satisfied or waived, operational challenges in achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Reference should be made to those documents that Midatech and DARA shall file from time to time or announcements that may be made by Midatech and/or DARA, in the case of Midatech, in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”) and the Disclosure and Transparency Rules (“DTRs”) and in the case of DARA the US Securities and Exchange Commission (“SEC”), including the section titled “Risk Factors” of DARA’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q. This is in addition to the proxy statement/prospectus (referred to below) to be filed by Midatech and DARA, which shall contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech or DARA are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the UK or the US, Midatech and DARA do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

Additional Information and Where to Find It

In connection with the proposed transaction, Midatech will file with the SEC a Registration Statement on Form F-4, which will include the proxy statement of DARA and that also constitutes a prospectus of Midatech under SEC filing rules (the “proxy statement/prospectus”). INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MIDATECH, DARA AND THE ACQUISITION.

The proxy statement/prospectus and certain other relevant materials (when they become available) and any other documents filed by Midatech or DARA with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC (i) by contacting Merlin’s Investor Relations at Midatech@Consillium-comms.com or +44 020 370 95700 (for documents filed with the SEC by Merlin); or (ii) by contacting DARA’s Investor Relations at (312) 553-6730 or by accessing DARA’s investor relations website at www.darabio.com.

This transcript has been prepared in accordance with English law, the AIM Rules and the DTRs and accordingly information disclosed in this announcement may not be the same as that which would have been prepared in accordance with the laws of any jurisdiction outside of the United Kingdom.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in the Solicitation

Midatech, DARA and their respective executive officers and directors may be deemed to be participating in the solicitation of proxies from DARA security holders in connection with the transactions contemplated by the proposed proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of security holders of DARA in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding DARA’s directors and executive officers is contained in DARA’s Annual Report on Form 10-K for the year ended December 31, 2014 which is filed with the SEC and is available free of charge.